SUB-ITEM 77(D)/SUB-ITEM 77Q1(B)
                 POLICIES WITH RESPECT TO SECURITIES INVESTMENTS


         Pursuant to the non-fundamental investment policies of Brown Advisory Small-Cap Value Fund, the fund invests 80% of its net assets (plus borrowing for investment purposes) in the equity securities of small companies. Effective March 8, 2004, the Board of Trustees of Forum Funds amended the definition of small companies to include typically those companies whose market capitalizations are less than $2.5 billion at the time of their purchase.

         Pursuant to the non-fundamental investment policies of Brown Advisory Small-Cap Growth Fund, the fund invests 80% of its net assets (plus borrowing for investment purposes) in the common stock of small domestic growth companies. Effective June 22, 2004, the Board of Trustees of Forum Funds amended the definition of small companies to include those companies whose market capitalizations are equal to or less than the greater of (i) $1.5 billion or
(ii) that of the company with the largest market capitalization company included in the Russell 2000(R) Index.